Filed by BBX Capital Corporation Commission File No. 001-13133 Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: BBX Capital Corporation Commission File No. 001-13133

OTCQB: BFCF

(Formerly known as BankAtlantic Bancorp)

NYSE: BBX

September 2014

BFC Financial Corporation

OTCQB: BFCF

As of June 30, 2014

•	Consolidated Assets $1.4 Billion
•	Shareholders’ Equity $252.5 Million
•	Market Capitalization $292.9 Million
•	Book Value Per Share $3.19
•	Market Price $3.70

Note:

Consolidated Assets includes the assets of BBX Capital and Bluegreen

2

BBX Capital Corporation

NYSE: BBX

As of June 30, 2014

Consolidated Assets $399.3 Million

Shareholders’ Equity $312.7 Million

Market Capitalization $288.1 Million

Book Value Per Share $19.54

Market Price $18.00

3

BFC Financial

BFC Financial is a holding company whose principal holdings include a 52% ownership interest in BBX Capital Corporation (NYSE: BBX) and a 54% ownership interest in the parent company of Bluegreen Corporation.

BBX Capital

BBX Capital is involved in the acquisition, ownership, management, joint ventures and investments in real estate and real estate development projects as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital has a 46% ownership interest in the parent company of Bluegreen Corporation.

4

Financial/BBX Capital Management Team

Chairman and CEO of BFC Financial and its predecessors since 1978

Chairman and CEO of BBX Capital Corporation

(formerly BankAtlantic Bancorp)

Chairman of Bluegreen Corporation Alan B. Levan

Vice Chairman of BFC Financial since 1993 and Director since 1988

Vice Chairman of BBX Capital Corporation (formerly BankAtlantic Bancorp)

Vice Chairman of Bluegreen Corporation John E. Abdo

5

Financial/BBX Capital Management Team

President of BBX Capital Corporation

Formerly President and CEO of BankAtlantic

EVP of BFC Financial

Director of BBX Capital and BFC Financial Jarett Levan

President of BBX Capital Real Estate

EVP of BBX Capital Corporation

EVP of BFC Financial

Director of BFC Financial Seth Wise

Chief Financial Officer of BFC Financial

Chief Financial Officer of BBX Capital Corporation

John Grelle

6

Financial

Selected Financial Data (Consolidated)

Six months ended June 30, 2014 compared to six months ended June 30, 2013

Total Revenue of $324.0 million vs. $254.8 million

Net income of $12.4 million vs. a net loss of ($4.3) million

7

Financial

OTCQB: BFCF

Historical results may not be indicative of future results.

Price per share of Class A Common Stock

8

Capital

Selected Financial Data (Consolidated)

Six months ended June 30, 2014 compared to six months ended June 30, 2013

Total Revenue of $44.1 million vs. $13.0 million

Net income of $8.4 million vs. a net loss of ($9.4) million

Capital

NYSE: BBX

Historical results may not be indicative of future results.

Price per share of Class A Common Stock

Financial and Affiliates

Historical Activities and Investments

1972—2014

Real Estate Acquisition and Management—$1+ Billion Banking—100 Branches, $6.5 Billion in Assets Commercial Real Estate Lending—$3+ Billion Investment Banking & Brokerage—1,000 Investment Professionals Homebuilding—Thousands of Homes, “America’s Oldest Homebuilder” Planned Community Development—9,000 Acres Asian Themed Restaurants—65 Locations Vacation Ownership—61 Resorts, 180,000 Owners

Financial and Affiliates

Historical Activities Included

Financial and Affiliates

Historical Activities: 1972—2014

These securities have been previously sold. This announcement appears as a matter of record only.

NEW ISSUE June 2005 These securities have been previously sold. This announcement appears as a matter of record only.

NEW ISSUE NOVEMBER 29, 1983 These securities have been previously sold. This announcement appears as a matter of record only. $46,325,000 NEW ISSUE NOVEMBER 26, 1997

$21,000,000 March 2002 $40,125,000 $100,000,000 $170, 200,000

5,450,000 Shares $40,125,000

Class A Common Stock 3,000,000 Shares

(Non-Voting) 2,385,326 Class A Common Stock $8.50 Per Share Common Stock (Non–Voting) $8.75 Per Share $13.375 Per Share BankAtlantic Bancorp

The undersigned managed the Offering and served as financial advisor to the Company. has acquired

The undersigned managed the Offering and $100,000,000 served as financial advisor to the Company.

5.625% Convertible Subordinated Debentures Due 2007

A.G. BECKER PARIBAS

INCORPORATED

Tucker Anthony Incorporated

Exclusive Financial Advisor

LEHMAN BROTHERS

BFC Financial and Affiliates

Historical Activities: 1972 - 2014

December 31, 2003

BankAtlantic

has spun-off its real estate subsidiary

Levitt
CORPORATION

The undersigned acted as financial advisor to BankAtlantic in this transaction

LEHMAN BROTHERS

July 2004

$20,000,000

BENIHANA

Series B Convertible Preferred Stock

Purchased by

BFC Financial Corporation

The undersigned acted as financial advisor and issued a fairness opinion to Benihana Inc.

MORGAN JOSEPH

2002-2007

$294,195,000

BankAtlantic BANCORP

(Multiple) Trust Preferred Securities Offerings

(Multiple combinations of:)

Ryan Beck & Co.
Advest, Inc.
Legg Mason Wood Walker, Inc.
Stephens, Inc
Keefe, Bruyett & Woods, Inc.
First Tennessee

May 10, 2005

$35,000,000

bluegreen

Trust Preferred Securities

Placement Agent

JMP

February 28, 2007

BankAtlantic

has sold

Ryan Beck & Co.

to

STIFEL FINANCIAL

The undersigned acted as exclusive financial advisor to BankAtlantic Bancorp, Inc.

JPMorgan

15

BANKATLANTIC

OVERVIEW

Founded in 1952

“Florida’s Most Convenient Bank”

100 branches*

Headquartered in Fort Lauderdale, FL

Operated in top 6 counties in Florida*

Total Assets of $6.5 billion*

Sold to BB&T in July, 2012

*At its high point

BANKATLANTIC EXPERIENCE

Capital Corporation

Prior to the sale of BankAtlantic to BB&T Corporation, on July 31, 2012, BBX Capital Corporation (formerly BankAtlantic Bancorp) was a bank holding company and its principal asset was the ownership of BankAtlantic.

In connection with the sale of BankAtlantic to BB&T, BankAtlantic Bancorp received one of the highest premiums that any bank had received during the five year recession.

On August 1, 2012, BankAtlantic Bancorp changed its name to BBX Capital. The day of the sale, BBX Capital, a decades old company was now in many ways a new “start up” company with approximately $600 million in assets, and $285 million of seven year debt to BB&T.

Organizational Chart

of BFC Financial and BBX Capital

BFC Financial

52%

BBX Capital

Organizational Chart

Including Bluegreen Corporation

BFC Financial

Bluegreen Corporation*

52%

BBX Capital

* BFC Financial and BBX Capital own 54% and 46%, respectively, of Woodbridge Holdings, LLC, which owns 100% of Bluegreen 22

*Pro forma for proposed merger of BBX Capital into BFC Financial

BFC Financial

Indirect

100% 100%

Bluegreen BBX Capital Corporation

* The merger is subject to a number of conditions including the listing of BFC’s stock on a national securities exchange. Not anticipated to close prior to the 1st quarter of 2015. Exchange Ratio: 5.39 shares of BFC for each BBX share.

There is no assurance that the merger will be consummated on these terms, in this timeframe, or at all.

Financial

BBX Capital

New Horizons

Financial / BBX Capital

What we do:

Principal Operations and Investments

Bluegreen Corporation

BBX Capital Real Estate Division

BBX Capital Partners Division

A timeshare and hospitality company

Acquisition, ownership, management, development and joint ventures in real estate

Acquisition and investment in middle market operating companies

Bluegreen Corporation

A leading leisure/hospitality management & marketing company with desirable vertical integration, focused on the timeshare industry.

Founded in 1966, Bluegreen entered the timeshare space in 1994; today Bluegreen is one of the largest timeshare companies.

Bluegreen was publicly-traded from 1985 – 2013 (Formerly NYSE: BXG)

In April 2013, BFC Financial Corporation completed its previously announced acquisition of Bluegreen Corporation. As a result of the Merger, Bluegreen became an indirect subsidiary owned by BFC Financial (54%) and BBX Capital Corporation (46%).

Corporation

Bluegreen manages, markets and sells vacation ownership interests (“VOIs”) in the Bluegreen Vacation Club®, a flexible points based, deeded vacation ownership plan with 180,000 owners, over 60 owned or managed resorts and nearly 5,000 employees.

Strong emphasis on customer experience; attractive demographic profile.

This platform supports three sources of revenues:

Traditional timeshare business

Fee-based services business

Finance business

Other participants in the timeshare industry include: Wyndham, Marriott, Starwood, Hilton, Hyatt, Disney and Diamond.

Bluegreen Vacation Club Resorts

Bluegreen Vacation Club Resorts

La Cabana, Oranjestad, Aruba Wilderness Club at Big Cedar, Branson, Missouri

The Club at Big Bear, Big Bear Lake, California

Shenandoah Crossing, Gordonsville, Virginia 29

Bluegreen Vacation Club Resorts

Mountain Run at Boyne™, Boyne Falls Michigan Bluegreen Club 36™, Las Vegas, Nevada

Grande Villas as World Golf Village?, St. Augustine, Florida The Fountains, Orlando, Florida 30

Bluegreen Vacation Club Resorts

Over 60 in-network resorts

Solara Surfside Seaglass Towers Miami, FL Myrtle Beach, SC

In January 2013, Bluegreen Vacations was named the “Official Vacation Ownership Provider of Choice Hotels”

Bluegreen Vacations

Owners get the flexibility of a points-based reservation system, not an internal exchange.

65 Bluegreen Resorts

Variety of

Resorts*, (Plus 23 Select 21 Resorts Connections through Accommodations PrizzmaTM* and Choice’s Ascend Hotel Collection®*)

Vacation Points

ng lengths of stay throughout the Borrow and Save year

Note: All subject to terms and conditions of the Bluegreen Vacation Club. 32 *Through Traveler Plus membership, subject to terms and conditions.

Bluegreen Corporation

NOTE: Off Premises Contact (OPC)

Bluegreen Corporation

Bluegreen provides various timeshare services and product offerings for third-party property owners/developers, lenders and investors.

Services are based on Bluegreen’s core competencies in:

Sales & Marketing

Property Management

Risk Management

Title & Escrow

Design & Development

Mortgage Servicing

Allows third-party property owners/developers to benefit from the Bluegreen Vacation Club product and sales distribution platform.

Two types of Sales & Marketing Arrangements:

Fee/Commission-Based

Just-in-Time (JIT Sales)

Cash business, which requires little, if any, capital expenditure/debt by Bluegreen. Expands the offerings of the Bluegreen Vacation Club.

(1)Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, Just-In-

Time inventory acquisition arrangements where Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the time when Bluegreen intends to sell such VOIs and Secondary Market arrangements pursuant to which Bluegreen acquires VOI inventory from resorts’ property owner associations and other third parties through foreclosure in connection with 34 maintenance fee defaults, and generally at a significant discount, close to the time when Bluegreen intends to sell such VOIs.

Results of Operations

Income from Continuing Operations (a)

($ in millions)

$60 $54 $53

$50

$40 $36 $37

$30 $26

$20 $10 $10

$0

2010 2011 2012 2013 6 Mos 6 Mos 6/13 6/14

(a)	Net of income taxes.

Blue green Corporation

Bluegreen Highlights for the Second Quarter, 2014 Compared to Second Quarter, 2013

System-wide sales of Vacation Ownership Interests (“VOIs”) were $139.0 million vs. $116.4 million

Legacy sales of VOIs under Bluegreen’s traditional business model were $46.8 million vs. $65.9 million

Sales of VOIs under Bluegreen’s “capital-light” business strategy (1) were $92.2 million vs. $50.5 million

Secondary market sales of VOIs were $17.3 million vs. $3.8 million

Just-in-time sales of VOIs were $9.7 million vs. $5.9 million

Sale of third party VOIs – commission basis were $65.2 million vs. $40.9 million and generated sales and marketing commissions of $43.2 million vs. $26.7 million

Bluegreen Corporation

Bluegreen Highlights for the Second Quarter, 2014 Compared to Second Quarter, 2013

Other fee-based revenue rose 13% to $23.0 million.

Income from continuing operations was $20.3 million vs. $12.1 million

EBITDA(1) was $37.6 million vs. $23.5 million

Income from continuing operations before income taxes was $31.7 million vs. $17.7 million

Operating profit was $31.2 million vs. $17.5 million

(1) EBITDA is defined as earnings, or income from continuing operations, before taking into account interest income (other than interest earned on VOI notes receivable), interest expense (other than interest expense incurred on financings related to Bluegreen’s receivable-backed notes payable), provision for income taxes and franchise taxes, and depreciation and amortization. For purposes of the EBITDA calculation, Bluegreen does not adjust for interest income earned on Bluegreen’s VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because Bluegreen considers both to be part of the operations of its business.

Bluegreen considers its EBITDA to be an indicator of its operating performance, and Bluegreen uses it to measure Bluegreen’s ability to service its debt, fund its capital expenditures and expand its business. Bluegreen also uses it, as do lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. 37

2. BBX Capital Real Estate

A Division of BBX Capital

Legacy Assets*

Assets transferred to BBX Capital in connection with, or held by BBX Capital prior to, the sale of BankAtlantic to BB&T Corporation are considered Legacy Assets.

Loans held for Investment $ 39.5 Million

Loans held for Sale $ 46.6 Million

Real Estate held for Investment $ 93.0 Million

Real Estate held for Sale $ 38.0 Million

Total $ 217.1 Million

Amounts indicated are as of June 30, 2014. Assets consist of loans receivable and real estate owned and are held by BBX Capital, BBX Capital Asset Management, BBX Partners and Florida Asset Resolution Group.

*BB&T Preferred Interest (Debt)

$285 Mil

$255 Mil

Required Balance Outstanding**

$205 Mil

$175 Million $155 Mil

Actual $150 Million

Balance $105 Mil Outstanding

$100 Million

$ 55 Mil $ 55 Million

$ 27 Million

$ 16.4 Million $0

0

8/’13 3/’14 6/’14 7/’14 7/’15 7/’17 7/’19

Years

BB&T Preferred Interest in Florida Asset Resolution Group (FAR)

“Required Balance Outstanding” is for illustration purposes only. BB&T’s preferred interest is required to be repaid from cash flows of FAR and was required to be reduced to $175 million at 7/31/15 and $100 million at 7/31/17. The entire preferred interest is to be repaid by 7/31/19. 40

BBX Capital Real Estate

Legacy Assets held by FAR include:

April 2013- RoboVault

155,000 square foot high tech robotic self storage

Fort Lauderdale, Florida

Owned

September 2013- Eagles Point

168 unit student housing

Tallahassee, Florida

Owned

January 2014- Villa San Michelle

82	unit student housing

Tallahassee, Florida

Owned

BBX Capital Real Estate

Investments in real estate joint ventures include:

December 2013- PGA Design Center

145,000 square feet retail/office

Palm Beach Gardens, Florida

Joint Venture

December 2013- Village at Victoria Park

2	acres

Construction of 30 single family homes

Fort Lauderdale, Florida

Joint Venture

March 2013- Kendall Commons

Construction of Apartment Units

Miami, Florida

Investor

June 2014- Bayview

3	acres

84,000 square foot office building

Anticipated to repurpose use

Fort Lauderdale, Florida

Joint Venture

BBX Capital Real Estate

Investments in real estate joint ventures include:

July 2014- Bonterra – CC Devco Homes 50 acres Proposed 394 single family homes Hialeah, Florida Joint Venture

Development projects currently in the planning stages include:

July 2014- Bonterra Apartments 14 acres

Proposed 314 rental apartment units Hialeah, Florida BBX Owned Land/Proposed Joint Venture

July 2014- Bonterra Acreage 55 acres

Proposed 463 single family homes Hialeah, Florida BBX Owned Land/Contract to sell

43

BBX Capital Real Estate

Development projects currently in the planning stages include:

TBD- Gardens on Millenia 37 acres

Proposed retail and apartments Orlando, Florida BBX Owned Land

TBD- PGA Place

Proposed office, apartments, multi-use Palm Beach Gardens, Florida BBX Owned Land

BBX Capital Partners

A Division of BBX Capital

BBX Capital Partners

Date Acquired:

October 2013—Renin Holdings Manufactures and sells interior and closet doors, wall décor and fabricated glass

BBX Capital Sweet Holdings

A Part of the BBX Capital Partners Division

Date Acquired:

December 2013—Hoffman’s Chocolates

Manufacturer of gourmet chocolates Retail distribution January 2014 —Williams and Bennett Manufacturer of quality chocolates Wholesale distribution July 2014—Jer’s Chocolates Distributor of gourmet luxury chocolates Wholesale distribution and licensing agreements July 2014 —Helen Grace Chocolates Manufacturers of premium chocolate confections Wholesale distribution

BBX Financial / BBX Capital

Summary

This overview tells you what we do rather than who we are:

First, our culture is entrepreneurial. Our objective is to make portfolio investments based on the fundamentals: quality real estate, the right operating companies and partnering with good people.

Second, our goal is to increase value over time as opposed to focusing on quarterly or yearly earnings. Since we expect our investments to be longer term, we anticipate and are willing to accept that our earnings are likely to be uneven. While capital markets generally encourage short term goals, our objective is long term growth as measured by increases in book value per share over time.

BBX Financial / BBX Capital

Summary

We believe our growth will come from our real estate investments and developments, and our operating companies. We intend to focus our investment decisions on opportunities for long term value creation as opposed to short term earnings.

While BBX Capital is a new name, our family of companies dates back more than forty years and our management team has a long history of entrepreneurship.

BBX Financial/BBX Capital Key Takeaways

Bluegreen provides steady cash flow stream to support existing operations

Conservative capital structure with low leverage

Robust real estate development pipeline and active middle market opportunities

Experienced leadership team

Proposed merger of BBX Capital into BFC Financial Corporation

Forward Looking Statements

This presentation contains forward-looking statements which are made pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995 and are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are based on current expectations and involve a number of risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein, and we can give no assurance that our expectations will prove to be correct or that we will be successful in achieving long-term growth and profitability or any other goals or expectations described herein. Future results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: the impact of economic, competitive and other factors on our operations, investments and assets; the risk that the legacy BankAtlantic assets retained by BBX Capital in connection with the sale of BankAtlantic may not be monetized at the values currently ascribed to them; risks relating to BFC and BBX Capital’s ability to successfully implement currently anticipated business plans, which may not be realized as anticipated, if at all, including that acquisitions of or investments in real estate developments, real estate joint ventures and operating businesses, including Renin, and the acquisitions of BBX Sweet Holdings, may not achieve the returns anticipated, may not be profitable and will expose us to risks associated with the project or business acquired or in which the investment was made, including, in the case of Renin, foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar and Great Britain Pound, as well as the risk that the integration of acquired operating businesses may not be completed effectively or on a timely basis; investments in real estate developments, either directly or through joint ventures, will increase our exposure to downturns in the real estate and housing markets and further expose us to risks associated with real estate development activities, including that efforts to expand the entitlements associated with real estate projects may not be successful and that joint venture partners may not fulfill their obligations; risks relating to Bluegreen, which include, among other risks detailed in BFC’s filings with the SEC, and those inherent to companies operating in the time-share industry; and risks relating to the currently proposed merger between BFC and BBX Capital, including that the merger may not be consummated on the currently contemplated terms, when expected, or at all, the risk that, if consummated, the merger will not result in the benefits expected for the combined company, and risks associated with the significant costs, including litigation costs, incurred in connection with the merger. This presentation also contains information regarding past activities and operations. Prior or current performance is not a guarantee or indication of future performance, and not all of our past activities and investments have been described, some of which were not successful and resulted in losses. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in the reports filed by BFC and BBX Capital with the SEC, including, without limitation, those described in the “Risk Factors” section of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2013, filed with the SEC March 17, 2014, and those described in the companies’ respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC. We caution that the foregoing factors are not exclusive. We do not undertake, and specifically disclaim any obligation, to update or supplement any forward-looking statements.

Additional Information Regarding the Proposed Merger between BFC and BBX Capital and Where to Find it:

In connection with the proposed merger between BFC and BBX Capital, BFC has filed a Registration Statement on Form S-4 with the SEC, which has been declared effective, and BFC and BBX Capital have mailed to their respective shareholders a joint proxy statement/prospectus concerning the merger. BFC and BBX Capital have also filed, and may in the future file, other documents with the SEC regarding the merger. Investors and shareholders of BFC and BBX Capital are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of BFC and BBX Capital can obtain copies of the joint proxy statement/prospectus and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by BFC are also available free of charge on BFC website at www.bfcfinancial.com under the tab “Investor Relations – Regulatory Info – SEC Filings” or by directing a request by mail to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900. Copies of the documents filed with the SEC by BBX Capital are available free of charge on BBX Capital’s website at www.bbxcapital.com under the tab “Investors –SEC Filings” or by directing a request by mail to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4000. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

5151

BFCF

(Formerly known as BankAtlantic Bancorp)

NYSE: BBX

BFC Financial

Appendix:

Bluegreen Results of Operations

System Wide VOI Sales, Net (a) Income from Continuing Operations (b) ($ in millions) ($ in millions)

$550 $60 $54 $53 $500 $457 $450 $50 $400 $370 $303 $40 $36 $37 $350 $297 $300 $249

$30 $26 $250 $207 $200 $20 $150 $10 $100 $10 $50

$0 $0

2010 2011 2012 2013 6 Mos 6 Mos 2010 2011 2012 2013 6 Mos 6 Mos 6/13 6/14 6/13 6/14

Does not deduct/exclude impact of estimated uncollectible VOI notes receivable but does include sales made on behalf of fee-based service clients.

Net of income taxes.

Bluegreen Corporation

$180 $172

$160

$133

$140 $128

$120 $109

$100 $88 $92

$79 $74 $78

$80 $70

$53

$60 $46

$40

$18

$20 $4 $12

$0

2010 2011 2012 2013 6 Mos 6 Mos

6/13 6/14

Sales on Behalf of Clients Sales & Marketing Commission Revenue Gross Profit from JIT Sales

Bluegreen Corporation

Other Fee-Based Services(a)

($ in millions)

$80

$80 $75 $71 $67 $70

$60

$50 $45 $40

$37 $35

$40 $32 $33

$30 $21 $18 $20

$10

$0

2010 2011 2012 2013 6 Mos 6 Mos 6/13 6/14

Other Fee-Based Service Revenues Other Fee-Based Service Profits

(a) Other Fee-Based Services primarily consist of Club and resort property owners’ association management services and resort title services.

Bluegreen Corporation

Fee-Based Services- Total Profits*

($ in millions)

$58 $57

$60 $51

$50 $43 $37 $40 $26 $30

$20

$10

$0

2010 2011 2012 2013 6 Mos 6 Mos 6/13 6/14

*Total Fee-Based Service Pre-Tax Profits (Before corporate overhead and excluding finance profits)

BBX Capital Real Estate

Real Estate Investments and Acquisitions

Our real estate activities, including the BankAtlantic legacy loan and foreclosed real estate portfolios, fall under the umbrella of our BBX Capital Real Estate Division. As previously announced, we are liquidating some legacy real estate while holding and managing others for capital appreciation and development. We are also pursuing new real estate development opportunities, unrelated to the legacy portfolios.

We are currently actively engaged in real estate development and operating activities involving real estate obtained through foreclosure and real estate purchased from third parties, including land entitlement activities, property renovations, asset management, and pursuing joint venture opportunities involving the contribution of these properties and/or cash investments in joint ventures with third party development partners.

BankAtlantic Legacy Assets—Loans and Real Estate

Assets transferred to BBX Capital in connection with the consummation in July 2012 of the sale of BankAtlantic to BB&T Corporation (referred to as the “BB&T Transaction”) were primarily loans receivable, real estate held-for-sale and real estate held-for-investment. BBX Capital also holds assets previously transferred from BankAtlantic. These transferred assets are considered our “Legacy Assets”. These Legacy Assets are held by BBX Capital in CAM (BBX Capital Asset Management) which is a wholly owned subsidiary; and in FAR (Florida Asset Resolution Group). FAR was formed in connection with the BB&T Transaction when BankAtlantic contributed to FAR certain performing and non-performing loans, tax certificates and foreclosed real estate. Upon consummation of the BB&T Transaction, BBX Capital transferred to BB&T Corporation a 95% preferred interest in the net cash flows of FAR which BB&T Corporation will hold until such time as it has recovered $285 million in preference amount plus a priority return of LIBOR + 200 basis points per annum on any unpaid preference amount. At that time, BB&T Corporation’s interest in FAR will terminate, and the Company will thereafter be entitled to any and all residual proceeds from FAR as its sole owner. At June 30, 2014, BB&T Corporation’s preference amount had been reduced to $27.0 million. As of July 31, 2014, the BB&T Corporation’s preference amount had been reduced to $16.4 million. 58

BBX Capital Real Estate

Kendall Commons

In March 2013, the Company sold land to Altman Development (“Altman”), a third party real estate developer, for net proceeds of $8.0 million. Altman is developing a multifamily rental community comprised of 12 three-story apartment buildings, one mixed-use building and one clubhouse totaling 321 apartment units. The Company has invested $1.3 million of cash in the project as one of a number of investors. The development is currently under construction and scheduled to begin leasing during the third quarter of 2014. The Company is entitled to receive 13% of venture distributions until a 15% internal rate of return has been attained and thereafter the Company will be entitled to receive 9.75% of any venture distributions.

BBX Capital Real Estate

RoboVault

In April 2013, FAR acquired RoboVault, a 155,000 square foot high-tech, robotic self-storage facility, featuring climate controlled, and high security storage. Located in Fort Lauderdale, Florida, RoboVault provides its clients museum quality storage for business, forensic property, and personal prized possessions, including art, wine collections, cars, gems, antiques, important documents and files, and other collectibles. RoboVault’s additional services include crating, handling, moving, and shipping and storage services for its clients throughout the United States and Europe. Built in 2009, the facility is wind resistant up to 200 mph (a category 5 hurricane), stores items 30 feet above sea level, uses a biometric robotic transfer system, and offers 24 hour—7 day access. RoboVault had a carrying value of $7.7 million as of June 30, 2014. (RoboVault is included in “properties and equipment” in the Company’s Consolidated Statement of Financial Condition.)

BBX Capital Real Estate

Eagle’s Point

In September 2013, FAR acquired a 168-unit, 336 bed student housing project located adjacent to Tallahassee Community College in Tallahassee, Florida, through a contractual settlement with the borrower. The residential units at Eagle’s Point consists of 2-story, 2 bedroom townhomes. FAR has engaged a property management company specializing in student housing to manage the day to day operations and leasing of the property. FAR is also embarking on a capital improvement program to renovate units, common areas, and various amenities. Eagle’s Point had a carrying value of $8.9 million as of June 30, 2014.

BBX Capital Real Estate

North Flagler

In October 2013, the Company entered into a joint venture with JRG USA pursuant to which JRG USA assigned to the joint venture a contract to purchase for $10.8 million a 4.5 acre parcel overlooking the Intracoastal Waterway in West Palm Beach Florida and the Company invested $0.5 million of cash. The joint venture is seeking to expand land entitlements and is currently working to amend the current zoning designation and increase the parcel’s residential height restrictions with a view to increasing the value of the parcel. The Company is entitled to receive 80% of any joint venture distributions until it recovers its capital investment and thereafter will be entitled to receive 70% of any joint venture distributions. The entitlement process is currently expected to be concluded in 2015.

The Company also owns a 2.7 acre parcel located adjacent to the 4.5 acre parcel which is the subject of the contract held by the North Flagler joint venture with JRG USA. The 2.7 acre parcel was acquired by the Company through foreclosure and had a carrying value of $3.2 million as of June 30, 2014. We believe that the fair value of this parcel will increase if the density is increased by the municipality’s approval of the zoning changes referenced in the preceding paragraph.

BBX Capital Real Estate

PGA Design Center Holdings, LLC

In December 2013, the Company purchased for $6.1 million a commercial property in Palm Beach Gardens, Florida, with three existing buildings consisting of 145,000 square feet of mainly furniture retail space. The property, which is located in a larger mixed use property now known as PGA Place, was substantially vacant at the date of acquisition. Subsequent to the acquisition of the property, the Company entered into a joint venture with Stiles Development which acquired a 60% interest in the joint venture for $2.9 million in cash. The Company contributed the property (excluding certain residential development entitlements having an estimated value of $1.2 million) to the joint venture in exchange for $2.9 million in cash and the remaining 40% interest in the joint venture. The Company transferred the retained residential development entitlements to adjacent parcels owned by it. (The adjacent parcels are referred to as PGA Place. Please see below for a discussion of the other parcels owned by the Company in PGA Place). The joint venture intends to seek governmental approvals to change the use of a portion of the property from retail to office and subsequently sell or lease the property.

BBX Capital Real Estate

Village at Victoria Park

Village at Victoria Park consists of approximately 2 acres of vacant land located near downtown Fort Lauderdale, Florida. In December 2013, the Company entered into a joint venture agreement with New Urban Communities to develop the project as 30 single-family homes. The project is a 50%—50% joint venture, with New Urban Communities serving as the developer and manager. In April 2014, the joint venture executed an acquisition, development and construction loan with a financial institution and the Company and New Urban Communities each contributed an additional $692,000 to the joint venture as a capital contribution. The joint venture purchased the vacant land from the Company for $3.6 million consisting of $1.8 million in cash (less $0.2 million in selling expenses) and a $1.6 million promissory note. The $1.6 million promissory note is secured by a junior lien on the vacant land and future improvements. The project is currently scheduled to commence construction and sales in the third quarter of 2014. Closings are projected to begin by the third quarter of 2015.

BBX Capital Real Estate

Villa San Michele

In January 2014, FAR acquired an 82-unit, 272 bed student housing project located in Tallahassee, Florida, through a contractual settlement with the borrower. Built in 2008, the Villa San Michele is located in southwest Tallahassee near Tallahassee Community College. The project includes a mix of 3 bedroom and 4 bedroom 2-story townhomes, as well as a 10.6 acre parcel of vacant land. FAR has engaged a property management company specializing in student housing to manage the day to day operations and leasing of the property. Villa San Michele had a carrying value of $11.5 million as of June 30, 2014.

BBX Capital Real Estate

Bayview

In June 2014, the Company entered into a joint venture agreement with an affiliate of Procacci Development Corporation. The joint venture acquired for approximately $8.0 million three acres of real estate located at Bayview Drive and Sunrise Boulevard in Fort Lauderdale, Florida. The new joint venture entity, Sunrise and Bayview Partners, LLC, is a 50%—50% joint venture between BBX Capital and an affiliate of Procacci Development. The property is currently improved with an approximate 84,000 square foot office building along with a convenience store and gas station, and located minutes from the Fort Lauderdale beaches and directly across from the Galleria at Ft. Lauderdale. The office building has low occupancy with short term leases. The convenience store’s lease ends in March 2017 with a five year extension. We anticipate the property will be repurposed at some point in the future.

BBX Capital Real Estate

Bonterra—CC Devco Homes

In July 2014, the Company entered into a joint venture agreement with CC Devco Homes- a Codina-Carr Company, to develop in a portion of the newly proposed Bonterra Communities (formerly called the Hialeah Communities) in Hialeah, Florida. As the developer and manager of the joint venture, CC Devco Homes currently plans to build approximately 394 single-family homes. The Company transferred approximately 50 acres of land at an agreed upon value of approximately $15.6 million subject to an $8.3 million mortgage which was assumed by the joint venture. In exchange, BBX Capital received its joint venture interest and $2.2 million of cash. Anticipated project profits resulting from the joint venture will be distributed to CC Devco Homes and BBX Capital on a 55% and 45% basis, respectively. Capital requirements for the joint venture will be contributed by CC Devco Homes and BBX Capital on a 43% and 57% basis, respectively. The project is in the final stages of planning and subject to receipt of government approvals. Construction and sales are anticipated to commence in the first half of 2015. (The Bonterra—CC Devco Homes joint venture is part of the master-planned community project, Bonterra Communities.)

BBX Capital Real Estate

Bonterra Communities: Bonterra Communities (formerly called Hialeah Communities) is a proposed master-planned community anticipated to be built on an approximate 128 acres of land consisting of a 114 acre parcel owned by BBX Capital having a carrying value of $30.7 million at June 30, 2014, and approximately 14 acres of adjacent land which is currently under contract to be acquired by the Bonterra – CC Devco Homes joint venture discussed above. Once completed, Bonterra Communities is planned to have approximately 1,171 single-family homes, villas, town homes, and apartments, along with amenities including a clubhouse, fitness center, resort pool, parks, and a 15 acre lake. The Bonterra community site is currently in the final stages of master-planning and our plans continue to be subject to receipt of governmental approvals. It is anticipated that the community will be divided into three parcels, which include:

As discussed in the Bonterra—CC Devco Homes joint venture paragraph above, an approximate 59 acre parcel (including approximately 9 acres under contract to acquire) to be developed with approximately 394 single-family homes by a joint venture between BBX Capital and CC Devco Homes- a Codina-Carr Company.

An approximate 14 acre parcel owned by BBX Capital to be developed with approximately 314 rental apartment units. BBX Capital Real Estate is currently seeking required entitlements and plans to partner with a third party developer to develop this parcel.

An approximate 55 acre parcel (including 5 acres under contract to be acquired by the CC Devco Homes joint venture) owned by BBX Capital to be developed with approximately 463 additional single-family homes, villas and townhomes. The Company has a contract to sell this parcel, subject to the receipt of entitlements currently being sought and due diligence by the purchaser.

BBX Capital Real Estate

Gardens on Millenia

Gardens on Millenia consists of 37 acres of land located near the Millenia Mall in a commercial center of Orlando, Florida with a carrying value of $11.2 million as of June 30, 2014. This site is currently in the planning stages and the final size and density of the project is subject to governmental approvals and other conditions. The proposed plans for 26 acres of this site include a 300,000 square foot retail shopping center with multiple big-box and inline tenants as well as four outparcel retail pads. The Company is in discussions with a potential joint venture partner to develop a portion of the 26 acre parcel. Current plans for the remaining 11 acres of this site include nine rental apartment buildings totaling approximately 280 units, a clubhouse, lakeside pavilion, lakeside running trail, and a dog park. The Company is in discussions with a potential joint venture partner to develop the eleven acre parcel.

BBX Capital Real Estate

PGA Place

The Company owns an office building and land located in the newly named PGA Place, in the city of Palm Beach Gardens, Florida, with carrying values aggregating $14.4 million as of June 30, 2014. The property held by the PGA Design Center Holdings joint venture described above is adjacent to PGA Place. We believe this property presents a variety of development opportunities, some of which are currently in the planning stages and remain subject to receipt of government approvals. These include:

Office and Multi-Use- This mixed use property includes a 33,000 square foot commercial leased office building that is currently 56% occupied with an attached 428 space parking garage. Additionally, the Company is currently seeking governmental approvals for a 125 room limited-service suite hotel, a 5,000 square foot freestanding restaurant and a 60,000 square foot office building on vacant tracts of land adjacent to this office building. We anticipate partnering with a third party developer to develop all or a portion of these components of the project.

Multi-family—Current plans for an additional seven acre multifamily parcel include approximately 300 apartment units, a clubhouse and spa, and lakeside pavilion. The Company is in discussions with a potential joint venture partner to develop this parcel.

BBX Capital Partners

Investments and Acquisitions of Operating Companies

In October 2013, Renin Holdings, LLC (“Renin”), a newly formed joint venture entity owned 81% by BBX Capital and 19% by BFC, acquired substantially all of the assets and certain liabilities of Renin Corp. Renin manufactures and sells interior and closet doors, wall décor, associated systems and hardware and fabricated glass products through a portfolio of brand name and private label offerings including Erias, DSH, Acme, KingStar, TRUporte, Ramtrack and JJ Home Products. With facilities in Canada, the U.S. and the United Kingdom, Renin is in a position to service distribution channels including big box building and home improvement supply retailers, home centers, distributors, other building supply manufacturers, volume builders and specialty retailers throughout North America and other markets. Renin had revenues of approximately $14.8 million and $28.9 million during the three and six month periods ended June 30, 2014, respectively.

BBX Capital Partners

BBX Sweet Holdings

In December 2013, BBX Sweet Holdings, a wholly-owned subsidiary of BBX Capital which operates under the BBX Capital Partners Division, acquired Hoffman’s Chocolates and in January 2014 it acquired Williams & Bennett. In July 2014, BBX Sweet Holdings acquired California based Jer’s Chocolates and Helen Grace Chocolates. These acquisitions are not yet considered material to the Company’s financial condition or results of operation as of or for the six month period ended June 30, 2014. BBX Sweet Holdings is actively pursuing other acquisitions in the candy and confections industry.

BBX Capital Partners

Headquartered in Lake Worth, Florida, Hoffman’s Chocolates is a manufacturer of gourmet chocolates, with retail locations in Palm Beach County, Florida, and plans to open stores in Fort Lauderdale later this year. Its product line includes over 70 varieties of confections, which are available via its retail stores, online distribution channels, direct shipping throughout the U.S., and at third party retail locations nationwide.

Headquartered in Boynton Beach, Florida, Williams & Bennett is a Florida based manufacturer of quality chocolate products since 1992. Williams & Bennett sells chocolate products and confections through distribution channels serving boutique retailers, big box chains, department stores, national resort properties, corporate customers, and private label brands.

BBX Capital Partners

Headquartered in Solana Beach near San Diego, California, Jer’s Chocolates, with its Award Winning premier peanut butter chocolate products, has created a niche in the gourmet luxury chocolate market. With its core flavors of chocolate and natural peanut butter, Jer’s specialties include its gourmet peanut butter chocolate confections, which come in its patented “Double Grin” shaped assorted chocolate boxes, Peanut Butter Bars and Squares. Jer’s corporate gift chocolate boxes and peanut butter chocolate gift boxes have been featured on the Home Shopping Network, QVC, The Food Network, and the Rachael Ray Show. Jer’s Chocolates is available to customers through wholesale distribution channels in the U.S. and internationally, as well as through the Jer’s Chocolates licensed retail location in the San Diego International Airport.

Helen Grace Chocolates

Headquartered in Lynwood, California, Helen Grace Chocolates has been creating premium chocolate confections, chocolate bars, chocolate candies, and truffles for 70 years. For many years, Helen Grace Chocolates has helped schools and other organizations reach their fundraising goals through sales of their premium boxed chocolates, chocolate bars and other products, sold exclusively through the national fundraising programs of Innisbrook Wraps™. As part of the transaction, Helen Grace will continue to be the exclusive provider of chocolate and chocolate gift items to Innisbrook. 74